UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One): [X] Form 10-K   [_] Form 20-F   [_] Form 11-K   [_] Form 10-Q
             [_] Form 10-D   [_] Form N-SAR  [_] Form N-CSR

     For Period Ended: December 31, 2004
                      ------------------------------
     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________


________________________________________________________________________________
  Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________



PART I - REGISTRANT INFORMATION


DGSE Companies, Inc.
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Full Name of Registrant

Dallas Gold and Silver Exchange, Inc.
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Former Name If Applicable

2817 Forest Lane
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Address of Principal Executive Office (Street and Number)

Dallas, Texas  75234
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City, State and Zip Code




PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
[X]  |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  Form 20-F,  Form 11-K or Form N-SAR, or Form N-CSR
     |         or portion  thereof will be filed on or before the 15th  calendar
     |         day following the prescribed  due date; or the subject  quarterly
     |         report or transition report on Form 10-Q or subject  distribution
     |         report  on Form  10-D,  or  portion  thereof  will be filed on or
     |         before the fifth  calendar day following the prescribed due date;
     |         and
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant's current auditors are in the process of reconciling the 2003 deferred income tax provision relating to the 2003 write-down of marketable securities. The Registrant's current auditors and management are working with the Registrant's predecessor auditors in order to insure that the 2003 deferred tax provision was properly reflected in the Form 10-KSB filed for the year ended December 31, 2003. The Registrant's predecessor auditors reviewed the Registrant's 2003 tax deferred provision, adjusted the deferred tax provision and issued an unqualified opinion on the Registrant's December 31, 2003 financial statements that were included in the Form 10-KSB filed for December 31, 2003.

The resolution of this issue could not be completed without unreasonable effort or expense.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                     John Benson                     (972)         484-3662
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                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [_] Yes  [X] No

     ---------------------------------------------------------------------------

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                              DGSE Companies, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  March 31, 2005                /s/ John Benson
    -------------------            ---------------------------------------------

                       Letterhead of BKR Cornwell Jackson


March 31, 2205


DGSE Companies, Inc.
2817 Forest Lane
Dallas, Texas

We have read DGSE Companies, Inc.'s statements included on its From 12b-25 dated March 31, 2005, and we agree with such statements in Part III - Narrative concerning our firm.


                                        /s/ BKR Cornwell Jackson

                                        BKR Cornwell Jackson